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UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16829

PROCESSED
JUL 07 2003
THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Metric Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 California Street, Suite 1400
(No. and Street)


SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH, D.C. 165 SECTION

San Francisco,	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Finelli (973) 355-4500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, William A. Finelli, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Metric Capital Corporation for the year ended December 31, 2002 are true and correct. I further affirm that neither the Corporation nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MONICA I BERNARD
Notary Public
State of New Jersey
My Commission Expires Dec 4, 2007

Signature: William A Finelli   Date: 2/24/03

Chief Financial Officer
Title

Notary Public

METRIC CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 73,401
Investment in securities, at fair value	11,572
Tax receivable	8,379
TOTAL ASSETS	$ 93,352

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES - Payable to affiliate	$ 33,894
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share - authorized, 25,000 shares; outstanding, 2,524 shares	2,524
Additional paid-in capital	44,724
Retained earnings	12,210
Total stockholder's equity	59,458
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 93,352

See notes to financial statements.

METRIC CAPITAL CORPORATION
(S.E.C. I.D. No. 8-16829)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Metric Capital Corporation

We have audited the accompanying statement of financial condition of Metric Capital Corporation (the "Corporation") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Metric Capital Corporation at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 20, 2003

METRIC CAPITAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Metric Capital Corporation (the "Corporation") is owned by SSR Realty Advisors, Inc. (the "Parent") which is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("Metlife"). The Corporation acts as the selected broker/dealer for the sale of real estate investments for which the Parent is the sponsor or asset manager.

Cash and Cash Equivalents - The Corporation considers cash investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes - The Corporation applies the concepts of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which establishes deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be realized.

2. INVESTMENT IN SECURITIES

Investment in securities at December 31, 2002 consist of 1,500 warrants to buy 6,000 shares of The NASDAQ Stock Market, Inc., common stock. The warrants are exercisable in four tranches (four one year-exercise periods) of 1,200 shares commencing June 28, 2002. The option prices for these tranches are $13, $14, $15 and $16. The Corporation has classified these warrants as trading securities, which are stated at fair value.

3. PROCEEDS FROM SALE OF REAL ESTATE INVESTMENTS

Proceeds from the sale of real estate investments and the related evidences of ownership are received and processed by the respective entities. The Corporation does not hold funds or securities for, or owe money or securities to, customers and is, therefore, exempt from the computation for determination of reserve requirements and information relating to the possession or control requirements for brokers and dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

4. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that the Corporation maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2002, the Corporation had net capital of $38,162 which was $33,162 in excess of its required capital. At December 31, 2002, the ratio of aggregate indebtedness to net capital was 0.89 to 1.

5. INCOME TAXES

The Corporation joins with Metlife and Metlife's includible affiliates in filing consolidated federal income tax return.

The consolidating companies have executed a tax allocation agreement. Under this agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments (receive reimbursements) to the extent that their income (losses and other credits) contributes to (reduces) consolidated federal tax expense. Pursuant to the tax allocation agreement, the amounts due from affiliates are $7,357 in 2002 which represent the current portion of tax benefit.

At December 31, 2002, the Company has net operating loss carryforwards loss of $26,965 for Federal income tax purposes that expire in years 2007 through 2012. A valuation allowance has been recognized to offset the deferred tax assets related to these carryforwards.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436 5000
www.us.deloitte.com

Deloitte & Touche

February 20, 2003

Metric Capital Corporation
1 California Street, Suite 1400
San Francisco, California 94111

Dear Sirs:

In planning and performing our audit of the financial statements of Metric Capital Corporation (the "Corporation") for the year ended December 31, 2002 (on which we have issued our report dated February 20, 2003), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP